  Exhibit 99.1

December 16, 2020	News Release 20-23

Discovery at the Hanging Glacier Zone with 2.1 g/t Gold Over 102 Meters, including 9.5 g/t Gold over 13 Meters Demonstrates Significant Near-Mine Exploration Potential at Brucejack

Vancouver, British Columbia, December 16, 2020; Pretium Resources Inc. (TSX/NYSE: PVG) (“Pretivm” or the “Company”) announces the results of the 2020 regional grassroots exploration program, including a discovery at the Hanging Glacier Zone, and plans for the Company’s 2021 exploration programs.

The 2020 regional grassroots exploration program included 25,350 meters of diamond drilling completed in four mineralized zones across the 1,200-square kilometer property that surrounds the Brucejack Mine. The highlight from the program was the discovery of epithermal-style gold mineralization in the Hanging Glacier Zone, located four kilometers northwest from the Brucejack Mine. This new zone of gold mineralization demonstrates the district-scale potential at Brucejack. See Table 1 below for assays from the 2020 program.

For a plan view of the 2020 program please see below.

“This exciting discovery at Hanging Glacier, only four kilometers from the Brucejack Mine, shows the district-scale potential at Brucejack,” said Jacques Perron, President and Chief Executive Officer of Pretivm. “We will significantly increase our resource expansion and exploration efforts in 2021 so we can surface value by extending mineral resources and pursuing the prospects for additional gold mineralization immediately surrounding the Brucejack Mine.”

The results from the 2020 regional grassroots exploration program are summarized by zone below.

Hanging Glacier Zone

The Hanging Glacier Zone comprises two areas – North Hanging Glacier and South Hanging Glacier – defined by anomalous gold in soil samples that extend over 1.5 kilometers by 1.0 kilometer. Drilling at Hanging Glacier tested two high-grade gold in soil anomalies assaying up to 3.21 grams per tonne gold and followed up on mineralization intersected during the 2015 exploration program (see news release dated October 8, 2015).

At North Hanging Glacier, drilling intersected gold mineralization hosted in pyrite localized along a monzonitic porphyry intrusion. The 2020 discovery hole, BR-107, assayed 1.3 grams per tonne gold over 101.0 meters. A 100-meter northwest step out hole, BR-132, assayed 2.1 grams per tonne gold over 102.0 meters, including 9.55 grams per tonne gold over 13.0 meters, showing lateral continuity of the gold mineralization along the porphyry contact. Select drill highlights from North Hanging Glacier include:

●
Hole BR-107 intersected 1.30 grams per tonne gold over 101.0 meters, including 3.68 grams per tonne gold over 10.5 meters.

●
Hole BR-111 intersected 0.95 grams per tonne gold over 129.9 meters, including 11.09 grams per tonne gold over 3.0 meters.

●
Hole BR-132 intersected 2.10 grams per tonne gold over 102.0 meters, including 9.55 grams per tonne gold over 13.0 meters, and 24.95 grams per tonne gold over 1.7 meters.

●
Hole BR-137 intersected 0.82 grams per tonne gold over 117.0 meters, including 3.08 grams per tonne gold over 9.0 meters and 17.35 grams per tonne gold over 0.5 meters.

At South Hanging Glacier, drilling intersected broad intervals of low-grade gold hosted in disseminated pyrite. An epithermal-style, quartz-carbonate vein intersected in Hole BR-112 hosted native gold and pyrargyrite, assaying 8.97 grams per tonne gold and 5,150 grams per tonne silver over 1.0 meter. Drilling at South Hanging Glacier is located further from the porphyry contact, showing the potential size of the epithermal system. Select drill highlights from South Hanging Glacier include:

●
Hole BR-112 intersected 8.97 grams per tonne gold and 5150 grams per tonne silver over 1.0 meters.

●
Hole BR-120 intersected 0.51 grams per tonne gold over 295.4 meters, including 4.93 grams per tonne gold over 6.0 meters.

●
Hole BR-122 intersected 0.31 grams per tonne gold over 263.7 meters.

●
Hole BR-142 intersected 0.34 grams per tonne gold over 240.2 meters.

A6 Zone

The A6 Anomaly Zone is located approximately 14 kilometers northeast of the Brucejack Mine. Drilling in 2020 included 19 drill holes totaling 11,883 meters, and the results continue to define a large hydrothermal system within an altered rhyolite dome. In West A6, Hole BR-092 intersected a 0.10-meter interval of massive pyrite mineralization. The massive pyrite was not anomalous for precious or base metals, indicating that the current drilling is still distal from a productive hydrothermal vent, requiring additional geophysics.

Koopa Zone

The Koopa Zone is located approximately 30 kilometers east-southeast of the Brucejack Mine. Drilling in 2020 tested deeper parts of the epithermal system. These holes continued to intersect strongly altered Iskut River Formation, and gold and silver mineralization is hosted in two generations of quartz veins. The 2020 drilling results show that veining density and the grade of mineralization continue consistently to depth. Select drill highlights from Koopa include:

●
Hole BR-108 intersected 0.94 grams per tonne gold over 1.5 meters and 1675 grams per tonne silver, 2.72 percent lead and 7.23 percent zinc over 1.1 meters.

Haimila Zone

The Haimila Zone is located approximately 23 kilometers southeast of the Brucejack Mine. Drilling in 2020 tested a zone of porphyry-style propylitic alteration. Two holes were drilled, totaling 788 meters. One of these holes, BR-146, intersected narrow quartz and chalcopyrite veins.

2021 Brucejack Drilling and Exploration Programs

Two exploration programs are planned for 2021: a definition and expansion program adjacent to the Brucejack Mine infrastructure, and a near-mine exploration program.

The 2021 Brucejack definition and expansion drill program is anticipated to total approximately 195,000 meters of drilling comprised of in-reserve definition drilling (40%), in-resource and sustaining drilling (20%) and resource expansion drilling (40%). Underground resource expansion and exploration drilling will target near-mine zones with the potential to extend mineralization underground towards the West Zone, Galena Hill, Gossan Hill, and Bridge Zone. Initially, six drills are planned to be deployed underground, with an additional two surface drills to be added during the summer.

The 2021 near-mine exploration program will focus on the new discovery at Hanging Glacier, which is easily accessible from the Brucejack Mine using existing exploration trails. A 10,000-meter surface drill program is planned to delineate the high-grade gold corridors and test for higher-grade, epithermal-style veins higher up in the stratigraphy. A high-resolution drone magnetic survey and an induced polarity (IP) survey are also being planned to further delineate the monzonitic porphyry intrusion and aid in targeting along the mineralized contacts.

Additional near-mine exploration efforts will focus on the four-kilometer trend of highly-altered rocks which outcrop from Hanging Glacier Zone northwest of the Brucejack Mine to Bridge Zone located southeast of the mine. Generative exploration work, including prospecting, soil sampling, and geophysical surveys, will be conducted to test the potential of these zones and develop new near-mine exploration targets. An additional 8,000 meters of surface drilling is planned to test these zones and expand upon the mineralization potential surrounding the Brucejack Mine.

Patrick Godin, P.Eng., Pretivm’s Vice President and Chief Operating Officer is the Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects responsible for the regional grassroots exploration program and has reviewed and approved the scientific and technical information in this news release related thereto.

Table 1: Selected Grassroots Exploration Drill Results, December 2020 (BR-107 to BR-147)(1,2)
Hole No.	Dip/Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver(g/t)	Comments
North Hanging Glacier Zone
BR-107	-50/250	0.0	101.0	101.0	1.30
	incl	0.0	10.5	10.5	3.68
BR-109	-75/250	2.0	118.2	116.3	0.65
BR-111	-90/000	2.6	132.5	129.9	0.95
	incl	43.5	75.5	32.0	2.57
	incl	72.5	75.5	3.0	11.09
BR-124	-75/225	31.5	50.0	18.5	0.83
		124.5	126.0	1.5	3.14
BR-128	-90/225	9.0	69.0	60.0	0.56
	Incl	28.5	50.5	22.0	0.98
	And	178.5	266.0	87.5	0.30
BR-129	-45/225	62.5	135.6	73.1	0.44
	Incl	110.0	116.3	6.3	0.97
BR-132	-65/225	51.0	153.0	102.0	2.10
	Incl	51.0	59.3	8.3	5.33
	And	140.0	153.0	13.0	9.55
	Incl	150.3	152.0	1.7	24.95
BR-134	-75/225	10.5	73.6	63.1	0.54
BR-137	-45/225	100.5	217.5	117.0	0.82
	Incl	174.0	183.0	9.0	3.08
	And	213.7	214.2	0.5	17.35
BR-141	-65/225	217.0	228.0	11.0	0.97
	and	273.0	302.0	29.0	0.39
South Hanging Glacier Zone
BR-112	-50/265	198.9	199.9	1.0	8.97	5150.00
BR-118	-45/225	312.0	313.5	1.5	7.13
BR-120	-45/225	21.0	316.4	295.4	0.51
	incl	48.0	54.0	6.0	4.93
	incl	49.5	51.0	1.5	11.35
	and	154.5	210.5	56.0	0.71
BR-121	-45/225	11.0	89.0	78.0	0.32
BR-122	-65/225	15.5	279.2	263.7	0.31
BR-130	-45/225	36.0	48.0	12.0	1.09

Hole No.	Dip/Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver(g/t)	Comments
BR-136	-45/225	166.5	328.5	162.0	0.29
BR-139	-65/225	74.0	288.0	214.0	0.34
BR-142	-45/225	11.8	252.0	240.2	0.34
	Incl	76.0	116.5	40.5	0.63

Haimila Zone
BR-146	-50/225	47.9	48.3	0.4	0.15		1.93 % Cu
Koopa Zone

BR-097	-45/240	88.9	89.1	0.2	0.24	9.41
		212.2	213.0	0.8	0.20
		644.6	646.5	1.9	0.26
BR-105	-60/240	210.0	211.5	1.5	0.32	26.4
BR-108	-45/240	46.5	49.8	3.3	0.29
		87.0	88.5	1.5	0.94
		95.5	97.0	1.5		106	0.61% Pb, 1.2% Zn
		109.5	111.0	1.5		81.9	0.49% Pb, 0.24% Zn
		112.5	113.6	1.1		1675	2.72% Pb, 7.23% Zn
BR-110	-85/240	47.5	49.0	1.5	0.22
		138.5	140.0	1.5		23.8	0.26% Pb, 0.35% Zn
		177.0	178.0	1.0	0.17	25.1	0.15% Pb, 1.32% Zn
		188.4	189.0	0.6	0.27
(1) True thickness to be determined.
(2) All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP-MS finish and fire assay with AA finish for gold. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,500 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples was blank, one in 20 was a standard sample, and one in 20 samples had a sample cut from assay rejects assayed as a field duplicate at ALS Chemex in North Vancouver, B.C. ALS Chemex is independent of Pretivm.

About Pretivm

Pretivm is an intermediate gold producer with the high-grade gold underground Brucejack Mine.

For further information contact:

Troy Shultz
Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Regarding Forward-Looking Information

This news release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to: results, analyses and interpretations of exploration and drilling programs; our mining (including mining methods), expansion, exploration and development activities, including the reverse circulation drill program, our infill, expansion and underground exploration drill programs and our grassroots exploration program, and the plans, results, costs and timing thereof; expectations around grade of gold and silver production; Brucejack Mine production rate and gold recovery rate; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our management, operational plans and strategy; capital, sustaining and operating cost estimates and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources (including capital resources); our intentions with respect to our capital resources; capital allocation plans; the estimation of mineral reserves and mineral resources including any updates thereto; parameters and assumptions used to estimate mineral reserves and mineral resources; realization of mineral reserve and mineral resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates and estimated rates; estimated economic results of the Brucejack Mine; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; updates to our mineral reserves and mineral resources and life of mine plan for the Brucejack Mine, and the anticipated effects and timing thereof; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; and the effects of the novel coronavirus (2019-nCoV) outbreak as a global pandemic, including anticipated operational and financial impacts, and our response and contingency plans. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information including, without limitation, those related to: the effect of indebtedness on cash flow and business operations; the effect of a pandemic and particularly the COVID-19 outbreak as a global pandemic on the Company’s business, financial condition and results of operations and the impact of the COVID-19 outbreak on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, financial condition and results of operations; assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections; our production, grade of gold, milling recovery, cash flow and cost estimates, including the accuracy thereof; commodity price fluctuations, including gold and silver price volatility; the accuracy of our Mineral Resource and Reserve estimates (including with respect to size, grade and mining and milling recoverability) and the geological, operational costs and price assumptions on which they are based; uncertainties relating to inferred Mineral Resources being converted into Measured or Indicated Mineral Resources; our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire Mineral Reserves for production; dependency on the Brucejack Mine for our future operating revenue; the development of our properties and expansion of our operations; our need or ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties; our ability to generate operating revenues and cash flow in the future; failure of counterparties to perform their contractual obligations; general economic conditions; the inherent risks in the mining industry; the commercial viability of our current and any acquired mineral rights; availability of suitable infrastructure or damage to existing infrastructure; transportation, processing and refining risks; maintaining satisfactory labour relations with employees and contractors; significant governmental regulations, including environmental regulations; non-compliance with permits that are obtained or delay in obtaining or renewing, failure to obtain or renew permits required in the future; increased costs and restrictions on operations due to compliance with health, safety and environmental laws and regulations; compliance with emerging climate change regulation and the detrimental effects of climate change; potential opposition from non-governmental organizations; uncertainty regarding unsettled First Nations rights and title in British Columbia; maintaining our social license to operate; uncertainties related to title to our mineral properties and surface rights; land reclamation and mine closure requirements; our ability to identify and successfully integrate any material properties we acquire; currency exchange rate fluctuations; competition in the mining industry for properties, qualified personnel and management; our ability to attract and retain qualified management and personnel; potential inability to attract development partners or our ability to identify attractive acquisitions; compliance with foreign corrupt practices regulations and anti-bribery laws; changes to rules and regulations, including accounting practices; limitations in our insurance coverage and the ability to insure against certain risks; risks related to ensuring the security and safety of information systems, including cyber security risks; significant growth could place a strain on our management systems; share ownership by our significant shareholders and their ability to influence our operations and governance and, in case of sales of our shares by such significant shareholders, our share price; failure to comply with certain terms of the convertible notes; reputational risks; and certain actions under United States federal securities laws may be unenforceable. This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended. Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this news release, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than as expressly set out herein); planned exploration, development and production activities and the results, costs and timing thereof; future price of gold and silver and other metal prices; the accuracy of our Mineral Resource and Mineral Reserve estimates and related information, analyses and interpretations (including with respect to any updates or anticipated updates); the geology and mineralization of the Brucejack Project; operating conditions; capital and operating cost estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources, and our ability to raise any necessary additional capital on reasonable terms; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; stability in financial capital markets; and the impact of the COVID-19 outbreak. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this news release. Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based is provided in our public disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the Security and Exchange Commission’s (the “SEC”) website at www.sec.gov. Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. For the reasons set forth above, readers should not place undue reliance on forward-looking information. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

District Scale Potential at Brucejack

PRETIVM

Northwest trend from Hanging Glacier to Bridge Zone

Hanging Glacier Zone
Golden Marmot Zone
Pretivm Claim NW Boundary
Bonanza Zone
SG Zone
Gossan Hill Zone
Shore Zone
West Zone
Brucejack Mine
Surface Infrastructure
Valley of the Kings
Flow Dome Zone
Bridge Zone
N
1 km

See news release dated Dec 16/20 – Pretivm.com

1

Hanging Glacier Zone

PRETIVM

Anomalous gold in soil samples extend over 1.5km x 1.0km area

N
North Hanging Glacier
South Hanging Glacier
Exploration trails 3km to Brucejack
Soil Sample Assays
Au (ppm)
> 1
0.5 - 1
0.25 - 0.5
0.1 - 0.25
0.01 - 0.1
2020 Diamond Drill Holes
2015 Diamond Drill Holes
Pretivm Claim Boundary
Exploration Trails
200m

See news release dated Dec 16/20 – Pretivm.com

2

Hanging Glacier Zone

PRETIVM

2020 & 2015 drill hole locations and assays

N
North Hanging Glacier
South Hanging Glacier
Exploration trails 3km to Brucejack
BR-135
BR-134
BR-138 & BR-141
BR-129 & BR-132
BR-137 & BR-140
BR-109, BR-111 & BR-113
BR-107
BR-124 & BR-128
BR-143
BR-147
BR-117, SU-669 & SU-670
SU-667
BR-116
BR-136 & BR-139
BR-120 & BR-122
BR-127
BR-142
BR-121 & 123
BR-125
BR-118
BR-112 & 115
BR-130
BR-133
200m
Drill Hole Assays
Au (ppm)
> 5.0
1.0 - 5.0
0.5 - 1.0
0.25 - 0.5
2020 Diamond Drill Holes
2015 Diamond Drill Holes
Pretivm Claim Boundary
Exploration Trails

See news release dated Dec 16/20 – Pretivm.com

3

North Hanging Glacier Zone

High grade drill assay cross section and porphyry

PRETIVM

BR-111
129.9m @ 0.95 g/t Au
Incl. 32.0m @ 2.57 g/t Au
And 3.0m @ 11.09 g/t Au
BR-107
101.0m @ 1.30 g/t Au
Incl. 10.5 @ 3.68 g/t Au
BR-137
117.0m @ 0.82 g/t Au
Incl. 9.0m @ 3.08 g/t Au
And 0.5m @ 17.35 g/t Au
BR-113
BR-140
BR-137
BR-107
BR-109
BR-111
SU-669
BR-117
Monzonitic Porphyry
100m
Geology
Monzonitic Porphyry
Drill Hole Assays
Au (ppm)
> 5.0
1.0 - 5.0
0.5 - 1.0
0.25 - 0.5

See news release dated Dec 16/20 – Pretivm.com

4

South Hanging Glacier Zone

High grade drill intercepts cross section

PRETIVM

BR-122:
263.68m @ 0.31 g/t Au
BR-136
162.0m @ 0.29 g/t Au
BR-120
295.4m @ 0.51 g/t Au
Incl. 6.0m @ 4.90 g/t Au
Incl. 1.5 @ 11.65 g/t Au
And 56.0 @ 0.71 g/t Au
BR-139
214.0m @ 0.34 g/t Au
BR-142
240.2m @ 0.34 g/t Au
Incl. 40.5m @ 0.63 g/t Au
BR-136
BR-120
BR-122
BR-142
BR-139
Drill Hole Assays
Au (ppm)
> 5.0
1.0 - 5.0
0.5 - 1.0
0.25 - 0.5
100m

See news release dated Dec 16/20 – Pretivm.com

5

Regional Grassroots Exploration

Mineralized Zones Drilled in 2020

PRETIVM

A6 Zone
Hanging Glacier
Brucejack Mine
30 km
Transmission Line
Koopa Zone
Haimila Zone
Claim Outline
Over 122,000 hectares
N
5 km

See news release dated Dec 16/20 – Pretivm.com

6